Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended\ ("Act")

     December __, 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After December __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     AMEREN CORPORATION, ET AL.     (70-[___])

     Ameren Corporation ("Ameren"), a registered holding company whose principal executive offices are at 1901 Chouteau Avenue, St. Louis, Missouri 63103; the following direct and indirect subsidiaries of Ameren, whose principal executive offices are also at 1901 Chouteau Avenue, St. Louis, Missouri 63103: Union Electric Company, d/b/a AmerenUE ("AmerenUE"), an electric and gas utility company, Ameren Services Company ("Ameren Services"), a service company subsidiary, Ameren Energy, Inc., Ameren ERC, Inc., Ameren Energy Marketing Company, Ameren Energy Fuels and Services Company, and AFS Development Company, LLC, all of which are "energy-related companies" within the meaning of Rule 58, Ameren Development Company and Ameren Energy Resources Company, which are intermediate non-utility holding companies, Ameren Energy Development Company


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and Ameren Energy Generating Company, which are "exempt wholesale generators"
("EWGs") within the meaning of Section 32 of the Act, Ameren Energy Communications, Inc., an "exempt telecommunications company" within the meaning of Section 34 of the Act, Illinois Materials Supply Co., an "enterprise zone" company formed to purchase goods and equipment for Ameren's EWG subsidiaries, and Union Electric Development Company, a wholly-owned non-utility subsidiary of AmerenUE that engages in various energy-related businesses and invests in affordable housing projects; Central Illinois Public Service Company d/b/a AmerenCIPS ("AmerenCIPS"), an electric and gas utility subsidiary of Ameren, and its wholly-owned non-utility subsidiary, CIPSCO Investment Company, which invests in, among other things, affordable housing projects, whose principal executive offices are at 607 East Adams Street, Springfield, Illinois 62739; CILCORP Inc. ("CILCORP"), an exempt holding company and a direct wholly-owned subsidiary of The AES Corporation ("AES"), whose principal executive offices are at 300 Liberty Street, Peoria, Illinois 61602; the following direct and indirect subsidiaries of CILCORP, whose principal executive offices are also at 300 Liberty Street, Peoria, Illinois 61602: Central Illinois Light Company ("CILCO"), an electric and gas utility company, Central Illinois Generation, Inc. ("CIGI"), an EWG formed by CILCO to acquire substantially all of CILCO's generating assets, CILCORP Investment Management, Inc., which, through subsidiaries manages CILCORP's investments in equipment leases, affordable housing projects and non-regulated independent power projects, CILCORP Ventures, Inc., which through its subsidiary, CILCORP Energy Services, Inc., provides energy-related services and products, QST Enterprises, Inc., which through subsidiaries provides energy and related services in non-regulated retail and wholesale markets, including utility operations and management services to industrial customers of CILCO, and CILCO's wholly-owned non-utility subsidiaries, CILCO Exploration and Development Company and CILCO Energy Corporation, which are engaged in, respectively, exploration and development of gas and oil and other mineral resources and research and development activities relating to new sources of energy; and AES Medina Valley Cogen (No. 4), L.L.C. ("AES Medina Valley"), a limited liability company that is currently owned by AES, its direct and indirect wholly-owned non-utility subsidiaries, AES Medina Valley Cogen (No. 2), an intermediate non-utility subsidiary, and AES Medina Valley Cogen, L.L.C., an EWG, and AES Medina Valley Operations, L.L.C., which provides operating services to AES Medina Valley Cogen, L.L.C., whose principal executive offices are at P.O. Box 230, Mossville, Illinois 61552-0230 (the foregoing companies herein referred to collectively as the "Applicants"), have filed an application-declaration in this proceeding designating Sections 6(a), 7, 9(a)(1), 9(c)(3), 10, 12(b), 12(c) and 12(f) of the Act and Rules 40, 43, 45
and 54 thereunder as applicable to the proposed transactions.


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     In a separate proceeding (File No. 70-10078),(1) Ameren is seeking authorization under Sections 9(a)(1) and 10 of the Act to acquire from AES all of the issued and outstanding common stock of CILCORP. As explained in File No. 70-10078, CILCO intends to transfer substantially all of its generating assets to CIGI prior to or following Ameren completes its acquisition of CILCORP. Following the acquisition of CILCORP, Ameren will cause CIGI to relinquish EWG status. Thus, Ameren is treating CIGI as an "electric utility company" under the Act both for purposes of File No. 70-10078 and this proceeding.

     By order dated March 13, 1998 in File No. 70-9133 (the "1998 Financing Order"),(2) AmerenUE and AmerenCIPS are currently authorized for the period through February 27, 2003 to issue and sell commercial paper and to establish credit lines and issue notes thereunder evidencing unsecured short-term borrowings ("Short-term Debt"). AmerenUE is authorized to issue up to $575 million of commercial paper at any one time outstanding and borrow up to $425 million under credit lines. AmerenCIPS is authorized to issue up to $125 million of commercial paper at any one time outstanding and borrow up to $125 million under credit lines. Under the 1998 Financing Order, AmerenUE and AmerenCIPS were also authorized to enter into interest rate hedging instruments with respect to outstanding indebtedness of such companies.

     By order dated March 22, 1999 in File No. 70-9423 (the "Money Pool Order"),(3) Ameren was authorized to establish and fund loans to AmerenUE, AmerenCIPS and Ameren Services through the Ameren Corporation System Utility Money Pool Agreement (the "Utility Money Pool") in order to provide for the short-term cash and working capital needs of these companies.(4) Further, to the extent not exempt under Rule 52, AmerenUE, AmerenCIPS, and Ameren Services are authorized to make borrowings from and extend credit to each other pursuant to the Utility Money Pool. Ameren may not make borrowings under the Utility Money

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     (1)  See Holding Co. Act Release No. 27586 (Oct. 25, 2002) (notice of filing).

     (2) See Ameren Corporation, et al., Holding Co. Act Release No. 26841 (Mar. 13, 1998).

     (3) See Ameren Corporation, et al., Holding Co. Act Release No. 26993 (Mar. 22, 1999).

     (4) Funds advanced by Ameren to the Utility Money Pool are derived from commercial paper sales and other short-term borrowings by Ameren previously authorized in File No. 70-9877, as well as surplus funds in the treasury of Ameren.


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Pool. AmerenUE is authorized to borrow up to $500 million at any one time outstanding under the Utility Money Pool.(5)

     Ameren states that it also maintains and funds loans to certain of its non-utility subsidiaries pursuant to the Ameren Corporation System Amended and Restated Non-Utility Money Pool Agreement (the "Non-Utility Money Pool") in order to provide for the short-term cash and working capital requirements of these subsidiaries.

     The Applicants are requesting authorization for the period through March 31, 2006 (the "Authorization Period") (1) to extend and restate the external short-term financing and interest rate hedging authorization of AmerenUE and AmerenCIPS under the 1998 Financing Order, (2) to extend and continue the Utility Money Pool and Non-Utility Money Pool (to be re-designated as the "Non-Regulated Subsidiary Money Pool") arrangements,(6) and (3) following Ameren's acquisition of CILCORP, to add CILCO as a participant in the Utility Money Pool and CILCORP, CIGI, certain non-utility subsidiaries of CILCORP (as identified below), and AES Medina Valley and its direct and indirect non-utility subsidiaries as participants in the Non-Regulated Subsidiary Money Pool, in each case subject to all of the existing terms, conditions and limitations of the money pool agreements. Ameren is not requesting any new financing authority in this proceeding.

     Specifically, AmerenUE and AmerenCIPS propose to issue and sell from time to time during the Authorization Period Short-term Debt in an aggregate principal amount at any time outstanding not to exceed, when added to any borrowings by such companies under the Utility Money Pool, $1 billion in the case of AmerenUE and $250 million in the case of AmerenCIPS. Short-term Debt may include commercial paper notes, bank notes, and other forms of short-term indebtedness. All Short-term Debt will have maturities of less than one year from the date of issuance.

     It is stated that commercial paper will be sold in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with

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     (5)  Borrowings by AmerenCIPS under the Utility Money Pool have been approved by the Illinois Commerce Commission ("ICC") and are therefore exempt under Rule 52(a). Borrowings by Ameren Services are exempt under Rule 52(b).

     (6) CILCORP, CILCO and CIGI are seeking authorization to issue short-term and long-term securities and to engage in interest rate hedging transactions through March 31, 2006 as part of the pending application in File No. 70-10078.


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respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     AmerenUE and AmerenCIPS also propose to establish and maintain back-up credit facilities and other credit facilities with banks or other financial institutions to support their commercial paper program(s) and other credit and/or borrowing facilities generally available to borrowers with comparable credit ratings as they may deem appropriate in light of their needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limits on Short-term Debt.

     The effective cost of money on all Short-term Debt will not exceed at the time of issuance the greater of (i) 300 basis points over the six-month London Interbank Offered Rate (LIBOR), or (ii) a gross spread over six-month LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies. Issuance expenses in connection with any non-competitive offering of Short-term Debt may not exceed 5% of the principal amount thereof.

     AmerenUE and AmerenCIPS also request authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage the effective interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of any credit support providers who have guaranteed the obligations of such counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's or Fitch. In addition, AmerenUE and AmerenCIPS request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix the interest rate and/or limit the interest rate risk associated with any new issuance of debt.

     It is stated that each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment under the current Financial Accounting Standards Board ("FASB") guidelines in effect and as determined at the time entered into. Further, the applicants will comply with the Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB.

     Ameren, AmerenUE, AmerenCIPS, and Ameren Services seek authorization to continue their participation in the Utility Money Pool, subject to all of the terms, conditions and limitations set forth in the Money Pool Order. AmerenUE


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requests authority to borrow up to $500 million at any time outstanding under the Utility Money Pool. Ameren will continue to participate in the Utility Money Pool as a lender only and may not make any borrowings from or receive any extension of credit through the Utility Money Pool. In addition, CILCO proposes to become a participant in the Utility Money Pool upon becoming a subsidiary of Ameren, subject to receiving approval from the Illinois Commerce Commission.(7)

     Ameren will continue to fund loans to Utility Money Pool participants with the proceeds of commercial paper sales and other short-term borrowings by Ameren previously authorized by the Commission, as well as surplus funds in the treasury of Ameren. Ameren is not requesting any new financing authority in this proceeding.

     In accordance with the terms and provisions of the Utility Money Pool, funds will be available from the following sources for short-term loans to AmerenUE, AmerenCIPS, CILCO and Ameren Services, from time to time: (1) surplus funds in the treasuries of AmerenUE, AmerenCIPS, CILCO and Ameren Services, (2) surplus funds in the treasury of Ameren, and (3) proceeds from bank borrowings and the sale of commercial paper by Ameren, AmerenUE, AmerenCIPS, CILCO and Ameren Services ("External Funds"). Funds will be made available from such sources in such other order as Ameren Services, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the Utility Money Pool.

     Utility Money Pool participants that borrow will borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Ameren and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower will borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

     If only Internal Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such Internal Funds will be the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial commercial paper composite rate (or if no such rate is established for that day, then the

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     (7)  Utility Money Pool borrowings by AmerenCIPS will continue to be exempt under Rule 52(a) because such borrowings have been approved by the ICC.
Likewise, borrowings by CILCO will be exempt under Rule 52(a) upon receipt of approval by the ICC. Borrowings by Ameren Services under the Utility Money Pool will be exempt under Rule 52(b).


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applicable rate would be the rate for the next preceding day for which such rate was established). If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds will be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate will be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds). In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds will be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second preceding paragraph above) and (b) the cost of all such External
Funds (as determined pursuant to the immediately preceding paragraph above).

     Ameren also proposes to continue to maintain and fund loans to certain of its non-utility subsidiaries and, following the acquisition of CILCORP and AES Medina Valley, to CILCORP, AES Medina Valley and certain of CILCORP's current direct and indirect non-utility subsidiaries, pursuant to a new Non-Regulated Subsidiary Money Pool Agreement. As is the case with the current Non-Utility Money Pool, Ameren will participate in the Non-Regulated Subsidiary Money Pool solely as a lender and may not make any borrowings from or receive any extension of credit through the Non-Regulated Subsidiary Money Pool. CILCORP also proposes to participate in the Non-Regulated Subsidiary Money Pool as a lender only and will not be permitted to make borrowings from or receive any extension of credit through the Non-Regulated Subsidiary Money Pool. Ameren Services will participate in the Non-Regulated Subsidiary Money Pool (as it currently does in the Non-Utility Money Pool) solely as a borrower.

     CIGI also proposes to become a participant in the Non-Regulated Subsidiary Money Pool following Ameren's acquisition of CILCORP. It is stated that, although CIGI will be an "electric utility company" under the Act once it relinquishes EWG status, for purposes of state regulation in Illinois, CIGI will be considered to be a "non-regulated" affiliate of CILCO and therefore cannot participate in the Utility Money Pool. CIGI is requesting authorization to borrow up to $250 million at any time outstanding under the Non-Regulated Subsidiary Money Pool. The interest rate payable on borrowings from and loans to the Non-Regulated Subsidiary Money Pool and the allocation of fees and investment income to participants will be determined in the same manner described above in connection with the Utility Money Pool.

     Accordingly, following the acquisition of CILCORP and AES Medina Valley, the following direct and indirect subsidiaries of Ameren will be participants in the Non-Regulated Subsidiary Money Pool: Ameren Services (solely as a borrower), Ameren Development Company, Ameren ERC, Inc., Ameren Energy Communications, Inc., Ameren Energy Resources Company, Ameren Energy Development Company, Ameren Energy Generating Company, Ameren Energy Fuels and Services Company, AFS Development Company, LLC, Illinois Materials Supply Co., Union Electric Development Corporation, CIPSCO Investment Company, CILCORP (solely as a


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lender), CIGI, CILCORP Investment Management Inc., CILCORP Ventures Inc.,
CILCORP Energy Services Inc., QST Enterprises Inc., CILCO Exploration and Development Company, CILCO Energy Corporation, AES Medina Valley, AES Medina Valley Cogen (No. 2), L.L.C., AES Medina Valley Cogen, L.L.C., and AES Medina Valley Operations, L.L.C.

     The Commission is requested to reserve jurisdiction over the participation in the Non-Regulated Subsidiary Money Pool of any other direct or indirect, current or future, non-utility subsidiary of Ameren.


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